77.E  Legal Matters

     The Adviser and certain affiliates of the Adviser are named as defendants in a derivative suit which additionally names as defendants certain individual trustees of certain Van Kampen funds. The named investment companies, including the Fund, are listed as nominal defendants. The complaint alleges that defendants caused the Van Kampen funds to pay economic incentives to a proprietary sales force to promote the sale of Van Kampen funds. The complaint also alleges that the Van Kampen funds paid excessive commissions to Morgan Stanley and its affiliates in connection with the sales of the funds. The complaint seeks, among other things, the removal of the current trustees of the funds, rescission of the management contracts for the funds, disgorgement of profits by Morgan Stanley and its affiliates and monetary damages. This derivative action was coordinated with a direct action alleging related violations of defendants' statutory disclosure obligations and fiduciary duties with respect to the payments described above. In addition, this derivative action was stayed by agreement of the parties pending rulings on the motion to dismiss the direct action and the motion to dismiss the action described in the next paragraph. In April 2006, the court granted defendants' motion to dismiss the direct action. In June 2006, the court granted defendants' motion to dismiss the action described in the next paragraph. Accordingly, the stay on this action was lifted. Plaintiff and defendants have agreed that this action should be dismissed in light of the rulings dismissing the two cases discussed above.

     The derivative plaintiff in the action described in the preceding paragraph filed a separate derivative action against the Adviser, certain affiliates of the Adviser, the individual trustees of certain Van Kampen funds, and certain unaffiliated entities. The named investment companies, including the Fund, were listed as nominal defendants. The complaint alleged that certain unaffiliated entities engaged in or facilitated market timing and late trading in the Van Kampen funds, and that the Adviser, certain affiliates of the Adviser, and the trustees failed to prevent and/or detect such market timing and late trading. The complaint sought, among other things, the removal of the current trustees of the funds, rescission of the management contracts and distribution plans for the funds, disgorgement of fees and profits from the Adviser and its affiliates, and monetary damages. The court initially granted in part and denied in part defendants' motion to dismiss this complaint. The defendants moved the court to reconsider those claims it denied. The plaintiff thereafter voluntarily dismissed the independent trustees from the action without prejudice. On June 14, 2006, the court entered an order granting defendants' motion for reconsideration and dismissing all claims in the action.

     The Adviser and the Fund are named as defendants in a class action complaint generally alleging that the defendants breached their duties of care to long-term shareholders of the Fund by valuing portfolio securities at the closing prices of the foreign exchanges on which they trade without accounting for significant market information that became available after the close of the foreign exchanges but before calculation of net asset value. As a result, the complaint alleges, short-term traders were able to exploit stale pricing information to capture arbitrage profits that diluted the value of shares held by long-term investors. The complaint seeks unspecified compensatory damages, punitive damages, fees and costs. Plaintiff filed the complaint in state court, but defendants removed the case to federal district court under a federal law that provides for removal and dismissal of certain securities class actions that are based on state, rather than federal, law. The district court initially remanded the case to state court, but the court of appeals reversed the district court's remand. The district court then dismissed the action with prejudice. On June 15, 2006, the Supreme Court vacated the judgment of the court of appeals, finding that the court of appeals lacked appellate jurisdiction to review the district court's decision to remand the case to state court. Plaintiff also separately appealed the order of the district court dismissing the action with prejudice. That appeal remains pending in the court of appeals. While the defendants believe that they have meritorious defenses, the ultimate outcome of this matter is not presently determinable at this stage of litigation, and no provision has been made in the Fund's financial statements for the effect, if any, of this matter.